RECEIVED

2006 MAY 25 P 1:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank Rabobank Nederland

Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 61928

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 2054[redacted]
U.S.A.

06013761

SUPPL

Our reference BB/jcd

Date May 5, 2006

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period April 2006 and the Pricing Supplements of April 2006 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

PROCESSED

MAY 31 2006

THOMSON FINANCIAL

5/31

Rabobank

Latest News

01 May 2006

Rob ten Heggeler appointed to position at Rabobank International

R.H.L. (Rob) ten Heggeler (age 43) has been appointed member of the Managing Board of Rabobank International effective 1 September 2006. In this position he will be responsible for Corporate Clients Nederland. Ten Heggeler is currently a member of the Executive Board of Fortis Bank Nederland and is also responsible for the bank's private banking activities.

He began his career in 1989 at ABN AMRO where he gained experience in a number of fields including corporate and structured finance in Asia and North America. He moved to Fortis in 2001 to take up a new position as Managing Director of Commercial Banking Netherlands.

With the appointment of Rob ten Heggeler, the Managing Board of Rabobank International will as of 1 September 2006 be comprised of the following eight members:

- J.C. (Hans) ten Cate, Chairman
- S.N. (Sipko) Schat, Vice Chairman
- J.H. (Harry) de Roo RA, Chief Financial and Risk Officer
- R.J. (Ralf) Dekker, Chief Operating Officer
- R.V.C. (Rutger) Schellens, Europe Region
- S.L. (Sheldon) Sussman, Global Financial Markets
- C. (Cor) Broekhuyse, Americas Region
- R.H.L. (Rob) ten Heggeler, Corporate Clients Nederland

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PO-box 17100
3500 HG Utrech
The Netherland:
telephone: +31
telefax: +31 30
pressoffice@rn.

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Rabobank

Latest News

01 May 2006

RABOBANK OPTS FOR LOCAL MORTGAGE RATES

Rabobank Nederland will discontinue publishing its national recommended rates for home mortgages as of 1 May 2006. This decision reflects the daily practice in which the approximately 250 local member Rabobanks independently respond to their customers' needs based on the total customer relationship and local (market) conditions.

By implementing a locally orientated rates policy, Rabobank is demonstrating its commitment to anticipate and respond more effectively to local market conditions and customers' wishes in order to create the greatest possible customer value. The mortgage rates will be aligned to the customer's personal situation so that the bank can continue to always offer the best mortgage solution.

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Press Relation

PO-box 17100
3500 HG Utrech
The Netherland
telephone: +31
telefax: +31 30
pressoffice@rn.

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Rabobank

Latest News

28 April 2006

Rabobank recruits employees for Private Banking via the www.begrijpjijonzeklanten.nl website.

Innovative approach to attracting good applicants
Rabobank Nederland is launching a recruitment campaign in order to assist the local member banks to recruit commercial employees. The promotional website www.begrijpjijonzeklanten.nl constitutes the most striking part of the campaign. The website revolves around a test in which three different Private Banking clients and a Rabobank account manager enter into a 'discussion' with visitors to the site and ask them a number of questions. The client or account manager responds with varying degrees of enthusiasm to the visitor's answers. This enables a prospective colleague visiting the site to determine if there is a perfect 'match'. He or she can then check which vacancies are available in which region and subsequently apply directly using the online application form.

Jacqueline van den Brink, Commercial Director of Private Banking at Rabobank Nederland, explains: "Rabobank Private Banking is a success. We were already elected the number-two Private Bank of the Year in 2005. And we are committed to further developing this position and are moving from strength to strength. The amount of capital invested is growing. But there is a flip side to this success. The local member banks have a large number of vacancies, particularly for commercial employees. This involves a total of more than 100 vacancies at around 55 local member banks."

Rabobank colleagues have been requested to help promote the promotional site among the target group. Private Banking employees will be sent an e-mail shortly and will be asked to forward it to prospective colleagues. The e-mail contains a clip that points readers in a light-hearted manner to the promotional site. Other media will also be used to focus attention on the site. For example, banners will be placed on news and sector sites. Visitors to the site will also have the chance to win one of five VIP tickets for an event featuring Alan Greenspan in September that will be co-organised by Rabobank Private Banking.

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PO-box 17100
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The Netherlands
telephone: +31
telefax: +31 30
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Rabobank Nederland plans to leverage this innovative approach to make it easier for local Rabobanks to recruit good applicants.

For photographs or to receive a sample of the e-mail, please contact:
Jan-Willem ter Avest,
Rabobank Nederland Press Office
Tel: 030 - 216 17 40,
j.w.avest@rn.rabobank.nl

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Rabobank

Latest News

18 April 2006

LOUISE FRESCO NOMINATED FOR APPOINTMENT AS MEMBER OF THE SUPERVISORY BOARD OF RABOBANK NEDERLAND

Dr L.O. (Louise) Fresco will, following the approval of the general meeting of Rabobank Nederland on 15 June 2006, be appointed as a member of the Supervisory Board of Rabobank Nederland. 'We are delighted that Dr Fresco is prepared to join the Supervisory Board of Rabobank Nederland in view of her distinguished career as a professional director and professor and her diverse international experience,' says Chairman of the Supervisory Board Dr L. (Lense) Koopmans.

Louise Fresco (1952) was nominated upon the recommendation of the Rabobank Nederland Works Council. Supervisory Board Chairman Lense Koopmans has announced that Dr Fresco will soon begin attending the meetings of the Supervisory Board of Rabobank Nederland as an observer. Subject to the approval of the local member banks, her appointment will be effected on Thursday, 15 June at the general meeting of Rabobank Nederland, the annual meeting of the local member Rabobanks as members/shareholders of Rabobank Nederland. The appointment of Dr Fresco is furthermore subject to the definitive approval by the external authorities.

Dr Fresco is currently Vice Director General of the Agricultural Department of the FAO, the food and agriculture organisation of the United Nations in Rome. As of 1 June 2006, she will take up a post as a Professor at the University of Amsterdam concentrating on the specialised academic field of International Development and Sustainability. This is an exceptional position in which she will focus on developing new multi-disciplinary fields of science. Dr Fresco is furthermore a Cleveringa Professor at the University of Leiden where she will give lectures in the 2006 academic year on the right to food and the responsibility for food quality.

From 1991 to 1997, Dr Fresco was a Professor of Plant-based Production Systems at the University of Wageningen. 'Based on my international background and my experience in the public sector, I am very much

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The Netherlands
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telefax: +31 30
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looking forward to fulfilling this supervisory directorship. My background fits in well with Rabobank's growth strategy as a global food & agri bank with roots in the Netherlands in view of the major challenges in the field of sustainable economic development and private-public partnership,' says Dr Fresco regarding her proposed appointment.

Following the appointment of Louise Fresco, the Supervisory Board of Rabobank Nederland will be comprised of the following fourteen members:
- Lense Koopmans (L.), Chairman
- Antoon Vermeer (A.J.A.M.), Deputy Chairman
- Sjoerd Eisma (S.E.), Secretary
- Leo Berndsen (L.J.M.)
- Bernard Bijvoet (B.)
- Teun de Boon (T.)
- Louise Fresco (L.O.)
- Marinus Minderhoud (M.)
- Paul Overmars (P.F.M.)
- Hans van Rossum (J.A.A.M.)
- Herman Scheffer (H.C.)
- Martin Tielen (M.J.M.)
- Aad Veenman (A.W.)
- Arnold Walravens (A.H.C.M.)

For more information, please contact: René Loman, Rabobank Nederland Press Office: Tel. +31 (0)030 - 216 26 22

Dr. Louise Fresco's curriculum vitae

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Rabobank

Latest News

04 April 2006

RABOBANK PRIVATE EQUITY STRATEGIC ACQUISITION IN AIR FILTRATION

Rabobank's Private Equity and Venture Capital Division, otherwise known as Rabo Participaties, is investing in the Swedish company PlymoVent, which specialises in extraction and filtration technology for welding fumes, oil fumes, dust and exhaust fumes. The bank and the company's management are making this investment jointly via its participating interest in Clean Air Group B.V. Sellers of PlymoVent are the founder Gunner Lindeström, Litorina Kapital and MVI Partners. The parties do not wish to disclose details regarding the scope or amount of the equity investment due to competition considerations.

Current legislation and regulations increasingly places stringent demands on companies and institutions in the area of ensuring good air quality. The company's management and Rabobank Private Equity consequently expect this market to achieve considerable growth in the years ahead.

PlymoVent specialises in extraction and filtration systems for harmful particles from welding fumes and oil mist which are released into the air during production processes in the metal fabrication industry. The company's other areas of specialisation are extraction systems for exhaust fumes released at for example automotive assembly lines, firehouses and garages.

In September 2005, Rabobank Private Equity and the management invested in Clean Air Group B.V. in order to facilitate the management buy-out of Euromate. Euromate designs and produces smoke cabins and air cleaning systems. These solutions are used to minimise the exposure to tobacco smoke and to improve air quality in offices and medical institutions. Euromate's product range also includes systems that extract welding fumes in the metal industry and odour and grease control solutions for commercial kitchens in the fast food industry and other sectors.

The integration of both companies means that Clean Air Group B.V. has become the worldwide market leader in the field of air cleaning solutions for tobacco smoke,

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welding fumes and exhaust fumes.

PlymoVent has 156 employees. In addition to its office in Malmö and a factory in Lycksele, Sweden, PlymoVent also has international branches in the United States, Canada, Germany, United Kingdom and France. In 2005 PlymoVent realised a turnover in excess of EUR 29 million.

Profile of Rabobank Private Equity
Rabobank Private Equity invests via buy-outs and growth financing in Dutch companies that have a proven track record and sufficient growth potential.

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Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1581A
TRANCHE NO: 1
USD 500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008

Issue Price: 101.041 per cent

Barclays Capital **TD Securities**

Rabobank International

The date of these Final Terms is 25 April 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005, and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1581A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	USD 500,000,000
	(ii)	Series:	USD 500,000,000
5		Issue Price:	101.041 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD1,000
7	(i)	Issue Date:	27 April 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		11 December 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		5.125 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	11 December in each year commencing 11 December 2006 (short first coupon) and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	USD 51.25 per USD 1,000 in nominal amount
	(iv)	Broken Amount:	USD 31.89 per USD 1,000 in respect of the period from, and including, the Issue Date to, but excluding, 11 December 2006
	(v)	Day Count Fraction (Condition 1(a)):	30E/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Note of USD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions	London and New York

	relating to payment dates:		
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be *d'Wort*). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom

			Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands
	(ii)	Stabilising Manager (if any):	Barclays Bank PLC
	(iii)	Dealers' Commission:	Selling concession of 1.325 per cent. and a combined management and underwriting commission of 0.05 per cent. of the Aggregate Nominal Amount of the Notes.
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.810056, producing a sum of (for Notes not denominated in Euro):	Euro 405,028,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 27 April 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,470

2 RATING

Rating:	The Notes have been rated Aaa by Moody's Investors Service, Inc. (**"Moody's"**), AAA by Standard & Poor's Ratings Services (**"Standard & Poor's"**) and AA+ by Fitch Ratings Ltd (**"Fitch"**). As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	USD 498,330,000
(iii)	Estimated total expenses:	USD 6,875,000 (comprising of selling concession and combined management and underwriting commission)

6 YIELD

Indication of yield:	4.705 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0252359913
(ii)	Common Code:	025235991
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	Not Applicable

number(s):

(v) Delivery: Delivery against payment

(vi) Names and addresses of additional *or other Paying Agents (if any):* Not Applicable

Signed on behalf of the Issuer:

By:

Duly authorised

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(*Rabobank International Equity Derivatives*)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1575A
TRANCHE NO: 1

€ 10,000,000 4.71 PER CENT. ACCRETING NOTES 2006 DUE 19 APRIL 2021

(the Notes or the Eurobonds)

Issue Price: 100 per cent.

NATEXIS BANQUES POPULAIRES

The date of these Final Terms is 13 April 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the **Offering Circular**), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

For the purpose of this Issue only, the terms **Notes/Noteholders** and **Eurobonds/Eurobondholders** will have the same meaning.

THE NOTES ARE PARTLY PAID NOTES. PROSPECTIVE INVESTORS SHOULD NOTE THAT IF (1) A NOTEHOLDER DOES NOT TIMELY NOTIFY THE ISSUER WHETHER IT WILL PAY ANY CALL AMOUNT OR IF (2) ANY CALL AMOUNT IS NOT PAID BY A NOTEHOLDER WHEN DUE, THE ISSUER WILL REDEEM SUCH NOTE, EACH NOTE BEING REDEEMED BY PAYMENT OF THE REDEMPTION AMOUNT OR THE PENALTY AMOUNT ON THE INCREASE OPTION DATE. THE REDEMPTION AMOUNT AND THE PENALTY AMOUNT WILL ALSO DEPEND ON THE VALUE OF THE UNEXERCISED OPTIONS HELD BY THE ISSUER.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1575A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro
4	Aggregate Nominal Amount:		
	(i)	Tranche:	€ 10,000,000 (subject to increase pursuant to the provisions in item 31)
	(ii)	Series:	€ 10,000,000 (subject to increase pursuant to the provisions in item 31)
5	Issue Price:		100 per cent. of the initial Aggregate Nominal Amount

6	Specified Denominations:		€ 1,000,000
7	(i)	Issue Date:	18 April 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 April 2021
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.71 per cent. Fixed Rate
11	Redemption/Payment Basis:		Partly Paid (further particulars described in item 31 below)
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.71 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 April in each year from (and including) 18 April 2007 and ending on (and including) the Maturity Date (Long Last Coupon)
	(iii)	Fixed Coupon Amount:	€ 47,100 per € 1,000,000 in nominal amount
	(iv)	Broken Amount:	Applicable; € 47,232 per € 1,000,000 in nominal amount in respect of the Interest Payment on 19 April 2021 (Long Last Coupon)
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (adjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		The paid-up nominal amount of each Note, unless redeemed early, as described in item 31 below
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	(a) On or prior to the day that is at least fifteen Business Days prior to an Increase Option Date, the Issuer may give notice to the Noteholders that it chooses to call a further amount of up to €1,000,000 per Note (a **Call Amount**) on such Increase Option Date. (b) If a Noteholder chooses not to pay the Call Amount for a Note it holds, the Noteholder may notify the Issuer through Euroclear at least seven Business Days prior to the Increase Option Date and the Issuer will then redeem such Note held by such Noteholder on the Increase Option Date at the Redemption Price. (c) If a Noteholder does not notify the Issuer as set forth in item 31(b) above or if the Call Amount is not duly received from a Noteholder on an Increase Option Date, the Issuer will redeem any such Notes held by such Noteholder at the Increase Option Date at the Penalty Price. (d) The Aggregate Nominal Amount of the Notes after the last Increase Option Date cannot exceed €50,000,000. (e) A Noteholder may not set off any obligation owed to it by the Issuer, against any obligation to pay a Call

Amount.

(f) For the avoidance of doubt, Condition 6(*f*) and 7(h) will apply.

For the purposes of this item 31:

Calculation Agent means Natexis Banques Populaires S.A.

EONIA means the Euro Overnight Index Average, the daily rate of the day-to-day Euro interbank money market, in the form of the rate listed under the aegis of the European Central Bank which is published on each TARGET Business Day on the display page designated as "Page 247" on Moneyline Telerate (or such other page or service that, in the Calculation Agent's opinion, may be substituted therefor for the purpose of displaying the daily rates of the day-to-day Euro interbank money market), provided that if such rate is not available from any such source, the Calculation Agent will request each of the Reference Banks to provide it with its quotation of the rate it is offering to leading banks in participating member states in the European Union for overnight deposits with such Reference Bank in Euro in a Representative Amount at the Relevant Time on the relevant date, and EONIA shall be the arithmetic mean, as determined by the Calculation Agent (rounded, if necessary, up to the nearest sixth decimal), of such quotations (being at least two). If fewer than two quotations are provided, the rate for such day shall be determined by the Calculation Agent in its discretion. All such determinations shall be binding on the Issuer in the absence of manifest error;

Increase Option Date means 18 April 2010, 18 April 2011, 18 April 2012 and 18 April 2013 (or, if any such day is not a Business Day, the next following Business Day, unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day).

Option Value means the value of the unexercised swaptions using the following formula:

$$€\ 10{,}000{,}000 * P_i * (S_T * N(d1) - S_K * N(d2))$$

Where
$d1 = (LN(S_T/S_K) + Vol_i^2 * T / 2) / Vol_i / \sqrt{T}$
$d2 = (LN(S_T/S_K) - Vol_i^2 * T / 2) / Vol_i / \sqrt{T}$
P_i = the discounting factor of the period i.
S_T = the market swap interest rate
S_K = the swaption interest rate
Vol_i = the market Bid volatility for each period i
n = the swap maturity
T = the life to maturity of the option
N( ) = the normal distribution.

Penalty Price means the Redemption Price minus a cash penalty of EONIA + 1% over the Redemption Price, as determined by the Calculation Agent.

Redemption Price means the Mark-to-Market, minus the Option Value, as determined by the Calculation Agent.

Mark-to-Market means the current market value of a Note as quoted on the Luxembourg Stock Exchange on the Increase Option Date.

Relevant Time means 11.00 a.m. (Central European time).

Representative Amount means an amount not less than € 10,000,000.

Reference Banks means a selection of 5 leading banks from the European Central Bank's contributing panel banks, excluding Natexis Banques Populaires S.A.

32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Natexis Banques Populaires S.A. 115 rue Montmartre 75002 Paris

		France
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 **Listing**

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 18 April 2006
(iii)	Estimate of total expenses related to admission to trading:	€ 5,125

2 **Ratings**

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 **Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 **Interests of natural and legal persons involved in the issue/offer**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Reasons for the offer, estimated net proceeds and total expenses**

Not Applicable

6 **Yield** (*Fixed Rate Notes Only*)

Indication of yield: 4.71 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of

the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0249860122
(ii)	Common Code:	24986012
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Natexis Banques Populaires S.A. as Calculation Agent

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1569A
TRANCHE NO: 1**

**EUR 10,000,000 Index Linked Redemption Notes 2006
due 1 November 2011**

Issue Price: 100.00 per cent.

Deutsche Bank

The date of these Final Terms is 13 April 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated July 11 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to EUR 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1569A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 10,000,000
	(ii)	Series:	EUR 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	18 April 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		1 November 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		Not Applicable
11	Redemption/Payment Basis:		Index Linked Redemption (further particulars specified below)
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Applicable
	(i)	Formula:	The Final Redemption Amount **per Note of EUR 50,000 specified denomination** will be calculated by the Calculation Agent in accordance with the following formula:

$$N*100\% + N*\text{Max}\left[0\%;\text{Participation}*\left(\frac{\text{Final}}{\text{Initial}}-1\right)\right]$$

Where:

			"N" means **Specified Denomination**
			"Initial" means the official closing level of the Index at the Valuation Time on 15 March 2006, and was determined to be 3,842.16.
			"Final" means the official closing level of the Index at the Valuation Time on the Index Valuation Date.
			"Participation" means 100%
	(ii)	Calculation Agent responsible for calculating the Redemption Amount:	Not Applicable
	(iii)	Index:	Dow Jones EUROSTOXX 50
	(iv)	Valuation Time:	The time at which the Sponsor calculates and publishes the official closing level of the Index.
	(v)	Index Valuation Date:	21 October 2011
	(vi)	Exchange:	The stock exchange or trading system on which such securities are, in the determination of the Calculation Agent, principally traded, or any successor thereto.
	(vii)	Related Exchange:	Eurex
	(viii)	Sponsor:	STOXX Limited
	(ix)	Market Disruption Event:	Applicable
	(x)	Such other additional terms or provisions as may be required:	Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv)	Early Redemption Amount of each Note payable on	Not Applicable

	redemption pursuant to Condition 7(g):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment.
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication

by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ],producing a sum of (for Notes not denominated in Euro):		Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Whether CF-Form Notes will be issued:	No
	(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
	(iv)	Amsterdam Listing Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabobank Securities)
	(v)	Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabobank Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Eurolist by Euronext Amsterdam N.V.
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist with effect from 18 April 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 10,000

2 RATING

The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("Moody's"), Fitch Ratings Ltd. ("Fitch") and Standard & Poor's Ratings Services ("Standard & Poor's") respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

Not Applicable

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking Business
(ii)	*Estimated net proceeds:*	EUR 10,000,000
(iii)	Estimated total expenses:	Not Applicable

6 YIELD

(Fixed Rate Notes only) Indication of yield	Not Applicable

7 **HISTORIC INTEREST RATES** *(Floating Rate Notes only)*

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** *(Index-Linked Notes only)*

INFORMATION RELATING TO DOW JONES EURO STOXX 50 INDEX

DISCLAIMERS

The Instruments are not sponsored, endorsed, sold or promoted by STOXX Limited (the Sponsor) or Dow Jones & Company, Inc. (Dow Jones). Neither the Sponsor nor Dow Jones makes any representation or warranty, express or implied, to the owners of the Instruments or any member of the public regarding the advisability of investing in securities generally or in the Instruments particularly. The only relationship of the Sponsor to the Issuer is of the licensor of the Dow Jones EuroSTOXX 50 Index and of certain trademarks, tradenames and service marks of the Sponsor and as the sublicensor of certain trademarks, trade names and service marks of Dow Jones. The Dow Jones EuroSTOXX 50 Index is determined, composed and calculated by the Sponsor without regard to the Issuer or the Instruments. Neither the Sponsor nor Dow Jones is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Instruments to be issued or in the determination or calculation of the equation by which the Instruments are to be converted into cash. Neither the Sponsor nor Dow Jones has any obligation or liability in connection with the administration marketing or trading of the Instruments.

NEITHER THE SPONSOR NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EUROSTOXX 50 INDEX OR ANY DATA INCLUDED THEREIN, AND NEITHER SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NEITHER THE SPONSOR NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, OWNERS OF THE INSTRUMENTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES EUROSTOXX 50 INDEX OR ANY DATA INCLUDED THEREIN. NEITHER THE SPONSOR NOR DOW JONES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES EUROSTOXX 50 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL EITHER THE SPONSOR OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN THE SPONSOR AND THE ISSUER.

The Dow Jones EUROSTOXX 50 Index is owned by the Sponsor. The name of Dow Jones EUROSTOXX 50 is a service mark of Dow Jones and has been licensed for certain purposes by the Issuer.

(1) General

Index Universe

The Index universe is defined as all components of the 18 Dow Jones EUROSTOXX market sector indexes.

The Dow Jones EUROSTOXX market sector indexes represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 17 European countries.

Selection List

Within each of the 18 Dow Jones EUROSTOXX market sector indexes, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding Dow Jones EUROSTOXX TMI market sector index. If the next ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list.

Any remaining stocks that are current Dow Jones EUROSTOXX 50 components are added to the selection list.

The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

Stock selection

The 40 largest stocks on the selection list are chosen as components.

Any remaining current components of the Dow Jones EUROSTOXX 50 ranked between 41 and 60 are added as index components.

If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

Review frequency

The index composition is reviewed annually in September.

Calculation

The index is calculated every 15 seconds during local trading hours.

Weighting

The index is weighted by free-float market capitalization. Each component's weight is capped at 10% of the index's total free-float market capitalization. Weights are reviewed quarterly.

(2) <u>Calculation of the Dow Jones EURO STOXX 50</u>

6.1 Index Formula & Index Divisors

The indexes are calculated with the Laspeyres formula, which measures price changes against a fixed base quantity weight.

Each index has a unique index divisor, which is adjusted to maintain the continuity of the index's values across changes due to corporate actions:

$$\text{Index}_t = \frac{\sum_{i=1}^{n} (p_{it} \cdot q_{it} \cdot X_{it}^{EURO} \cdot f_{it})}{C_t \cdot \sum_{i=1}^{n} (p_{i0} \cdot q_{i0} \cdot X_{i0}^{EURO})} \cdot \text{base value}$$

$$= \frac{M_t}{B_t} \cdot \text{base value}$$

n = Number of stocks in the index

p_{i0} = Closing price of stock (i) on the base date

q_{i0} = Number of shares of company (i) on the base date

p_{it} = Price of stock (i) at time (t)

q_{it} = Number of shares of company (i) at time (t)

f_{it} = Free float factor of company (i) at time (t)

C_t = Adjustment factor for the base date market capitalisation

t = Time the index is computed

M_t = Free float market capitalization of the index at time (t)

B_t = Adjusted base date market capitalization of the index at time (t)

X_{it}^{EURO} = Cross rate: domestic currency in euros of company (i) at time (t)

base value = 1,000 for style and blue chip indexes; and 100 for all other indexes on the relevant base date

6.2 Data Accuracy

The data accuracy for the index calculation is:

- > Input data and other underlying data: Rounded to seven decimal places
- > Index divisors: Rounded to integers
- > Free float factors: Rounded to four decimal places
- > Index values: Rounded to two decimal places for dissemination.

6.3 Input Data Sources

The input data sources for the index calculation include:

- > Trading platforms
- > Regulatory agencies
- > Companies in the investable stock universe
- > Related service providers.

6.4 Input Data Monitoring

The real time input data feeds for the index calculation are monitored by:

- > Data filters
- > Quality assurance tools
- > Verification against secondary sources.

6.5 Input Data Correction

The correction procedures for incorrect or missing input data are:

- > Input data: Corrected immediately
- > Real time index values: Not retroactively corrected because the index calculation is real time.

6.6 Index Divisor Adjustment

The index divisors are adjusted due to corporate actions:

$$D_{t+1} = D_t \cdot \frac{\sum (p_{it} \cdot q_{it} \cdot f_{it}) \pm \Delta MC_{t+1}}{\sum (p_{it} \cdot q_{it} \cdot f_{it})}$$

Where:

D_t = Divisor at time (t)

D_{t+1} = Divisor at time (t+1)

p_{it} = Stock price of company (i) at time (t)

f_{it} = Free float factor of company (i) at time (t)

q_{it} = Number of shares of company (i) at time (t)

ΔMC_{t+1} = For companies with corporate actions effective at time (t+1), free float market capitalisation calculated with adjusted closing prices and new number of shares at time (t+1) minus free float market capitalisation calculated with closing prices and number of shares at time (t)

(3) Stocks composing the Dow Jones Euro Stoxx 50 Index (as of 25 October, 2005)

Page N219 Index **DES**

DJ EURO STOXX 50 € Pr Page 3/ 4

Composants d'indices			Composants d'indices		
1) ABN AMRO HLDG	(AABA	NA)	21) ENEL SPA	(ENEL	IM)
2) AEGON NV	(AGN	NA)	22) ENI SPA	(ENI	IM)
3) AHOLD NV	(AH	NA)	23) FORTIS	(FORA	NA)
4) AIR LIQUIDE	(AI	FP)	24) FRANCE TELECOM	(FTE	FP)
5) ALCATEL SA	(CGE	FP)	25) GENERALI ASSIC	(G	IM)
6) ALLIANZ AG-REG	(ALV	GY)	26) IBERDROLA	(IBE	SQ)
7) ALLIED IRISH BK	(ALBK	ID)	27) ING GROEP NV-CVA	(INGA	NA)
8) AXA	(CS	FP)	28) L'OREAL	(OR	FP)
9) BASF AG	(BAS	GY)	29) LAFARGE SA	(LG	FP)
10) BAYER AG	(BAY	GY)	30) LVMH MOET HENNES	(MC	FP)
11) BBVA	(BBVA	SQ)	31) MUENCHENER RUE-R	(MUV2	GY)
12) BNP PARIBAS	(BNP	FP)	32) NOKIA OYJ	(NOK1V	FH)
13) CARREFOUR SA	(CA	FP)	33) PHILIPS ELECTRON	(PHIA	NA)
14) CREDIT AGRICOLE	(ACA	FP)	34) RENAULT SA	(RNO	FP)
15) DAIMLERCHRYSLER	(DCX	GY)	35) REPSOL YPF SA	(REP	SQ)
16) DANONE	(BN	FP)	36) RWE AG	(RWE	GY)
17) DEUTSCHE BANK-R	(DBK	GY)	37) SANOFI-AVENTIS	(SAN	FP)
18) DEUTSCHE TELEKOM	(DTE	GY)	38) SANPAOLO IMI SPA	(SPI	IM)
19) E.ON AG	(EOA	GY)	39) SANTANDER	(SAN	SQ)
20) ENDESA SA	(ELE	SQ)	40) SAP AG	(SAP	GY)

1) SIEMENS AG-REG	(SIE	GY)
2) SOC GENERALE	(GLE	FP)
3) ST GOBAIN	(SGO	FP)
4) SUEZ SA	(SZE	FP)
5) TELECOM ITALIA S	(TIT	IM)
6) TELEFONICA	(TEF	SQ)
7) TOTAL SA	(FP	FP)
8) UNICREDITO ITALI	(UC	IM)
9) UNILEVER NV-CVA	(UNA	NA)
10) VIVENDI UNIVERSA	(EX	FP)

Source : Bloomberg

(4) **Recordings of the Dow Jones Euro Stoxx 50 Index (highest lowest levels) - last three years**

Date	High	Low
2006		
March	3874.61	3727.96
February	3840.62	3637.93
January	3707.63	3515.07
2005		
December	3621.89	3448.23
November	3493.40	3288.07
October	3464.24	3212.07
September	3438.76	3264.20
August	3370.84	3196.65
July	3346.56	3079.89
June	3198.89	3077.86
May	3096.84	2931.97
April	3100.72	2911.48
March	3117.77	3019.29
February	3091.64	2982.06
January	2989.61	2914.00
2004		
December	2960.97	2867.54
November	2932.93	2808.03
October	2849.56	2727.76
September	2797.87	2676.22
August	2716.71	2559.88
July	2842.81	2638.59
June	2847.48	2710.40
May	2830.18	2630.21
April	2919.57	2779.19
March	2965.15	2680.04
February	2936.51	2808.69
January	2911.43	2760.84
2003		
December	2771.51	2631.57
November	2673.95	2530.64
October	2596.40	2382.76
September	2654.30	2374.64
August	2610.28	2414.47
July	2528.76	2359.44
June	2536.77	2336.72
May	2397.91	2196.81
April	2402.16	2033.12
March	2253.08	1847.62
February	2291.66	2037.74
January	2551.47	2086.32

Source : Reuters

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency *Notes only*)

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING (*Equity-Linked Notes only*)

Not Applicable

11. OPERATIONAL INFORMATION

ISIN Code:	XS0248459744
Common Code:	024845974
Fondscode:	15723
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	*Not Applicable*
The Depository Trust Company	Not Applicable
Delivery:	Delivery against payment
The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Execution copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1534A
TRANCHE NO: 2

AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 (the "Notes") (to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006)

Rabobank International

UBS Investment Bank

Deutsche Bank

Zurich Cantonalbank

ING Financial Markets

TD Securities

Commonwealth Bank of Australia

RBC Capital Markets

WGZ BANK

The date of these Final Terms is 28 March 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1534A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	AUD 100,000,000
	(ii)	Series:	AUD 300,000,000
5	Issue Price:		100.636 per cent. of the Aggregate Nominal Amount plus 62 days accrued interest from and including 27 January 2006 to but excluding 30 March 2006.
6	Specified Denominations:		AUD 1,000
7	(i)	Issue Date:	30 March 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 January 2006
8	Maturity Date:		27 January 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		5.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 January in each year commencing on 27 January 2007 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	AUD 55 per AUD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Note of AUD 1,000 specified denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom Commonwealth Bank of Australia Senator House 85 Queen Victoria Street London EC4V 4HA United Kingdom Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Royal Bank of Canada Europe Limited

			71 Queen Victoria Street London EC4V 4DE United Kingdom
			Zurich Cantonalbank Bahnhofstrasse 9 CH-8001 Zürich Switzerland
			ING Belgium SA/NV Avenue Marnix 24 B-1000 Brussels Belgium
			WGZ-Bank AG Westdeutsche Genossenschafts-Zentralbank Ludwig Erhard Allee 20 D-40227 Düsseldorf Germany
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.40 per cent. selling concession 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.623932 producing a sum of (for Notes not denominated in Euro):	Euro 62,393,200
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 30 March 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,060

2 Ratings

Rating: The Notes have been rated Aaa by Moody's Investors Service, Inc., AAA by Standard & Poor's Ratings Services and AA+ by Fitch.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 99,910,246.58 (including plus 62 days accrued interest)
(iii)	Estimated total expenses:	AUD 1,660,000 (comprising of AUD 35,000 Lead Managers' expenses and AUD 1,625,000 selling concession and combined management and underwriting commission)

6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	5.306 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

(i)	(a) Temporary ISIN Code:	XS0248598194
	(b) ISIN Code:	XS0241188514
(ii)	(a) Temporary Common Code:	024859819
	(b) Common Code:	024118851
(iii)	(a) Temporary WKN (German security code):	A0GP0N
	(b) WKN (German security code):	A0GL5U
(iv)	Fondscode:	Not Applicable
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ***(*Rabobank International Equity Derivatives*)***
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1566A
TRANCHE NO: 1

EUR 10,000,000 Callable Fixed Rate Notes 2006 due 27 March 2026 (the "Notes")

Issue Price: 100.00 per cent

Natexis Banques Populaires

The date of these Final Terms is 23 March 2006.

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1566A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 10,000,000
	(ii)	Series:	EUR 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	27 March 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		27 March 2026, subject to early redemption at the option of the Issuer.
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable

13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Specified Interest Payment Date(s):	27 March in each year commencing on 27 March 2007 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount:	EUR 2,250 per EUR 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Interest Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Specified Interest Payment Date from and including 27 March 2009 to and including 27 March 2025
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 50,000 per Note of EUR 50,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	Not less than two (2) Business Days notice prior to Optional Redemption Date
23	**Put Option**		Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	**Natexis Banques Populaires** 45 rue Saint Dominique 75007 Paris France
38		Additional selling restrictions:	**France** Each of the Issuer and the Dealer has represented and agreed that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in France, (ii) offers and sales of Notes by it will be made in France only to (a) providers of investment services relating to portfolio management for the account of third parties, and/or (b) qualified investors (*investisseurs qualifiés*), all as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French *Code monétaire et financier* and (iii) it has not distributed or caused

		to be distributed and will not distribute or cause to be distributed to the public in France, the Offering Circular, the relevant Final Terms or any other offering material relating to the Notes other than to investors to whom offers and sales of Notes in France may be made as described above.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**		
	(i)	Listing:	Luxembourg
	(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 27 March 2006.
	(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550
2	**Ratings**		
	Rating:		The Notes have been rated Aaa by Moody's Investors Service, Inc. (Moody's), AAA by Standard & Poor's Ratings Services (Standard & Poors) and AA+ by Fitch Ratings Ltd. (Fitch). As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.
3	**Notification**		The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	4.50 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the

Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

6 Operational information

(i)	ISIN Code:	XS0247950800
(ii)	Common Code:	024795080
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are :	Natexis Banques Populaires as Calculation Agent

Signed on behalf of the Issuer:

By: ____________________
Duly authorised